SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2004

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from _____________to _______________

Commission File No. 000-13611

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Spartan Motors Profit Sharing and Retirement Plan.

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: Spartan Motors, Inc., 1165 Reynolds Road, P.O. Box 440, Charlotte, Michigan 48813.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Spartan Motors Profit Sharing and Retirement Plan
Years Ended December 31, 2004 and 2003

Spartan Motors Profit Sharing and Retirement Plan

Financial Statements and Supplemental Schedule

Years Ended December 31, 2004 and 2003

Report of Independent Registered Public Accounting Firm

Plan Administrator
Spartan Motors, Inc. Profit Sharing and Retirement Plan

We have audited the accompanying statements of net assets available for benefits of Spartan Motors, Inc. Profit Sharing and Retirement Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

June 10, 2005

Spartan Motors Profit Sharing and Retirement Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets
Participant-directed investments, at fair value:
Common trust fund	$2,082,780	$-
Money market funds	-	1,840,785
Mutual funds	15,053,979	12,534,384
Spartan Motors, Inc. common stock	1,494,607	797,408
Participant loans	712,065	588,620
Total investments	19,343,431	15,761,197

Contributions receivable:
Employer	119,979	373,014
Participants	10,213	54,162
	130,192	427,176
Total assets	19,473,623	16,188,373

Liabilities
Amounts payable to Plan participants	7,171	-
Net assets available for benefits	$19,466,452	$16,188,373

See accompanying notes to financial statements.

Spartan Motors Profit Sharing and Retirement Plan

Statements of Changes in Net Assets Available for Benefits

	Years Ended December 31
	2004	2003
Additions
Contributions:
Employer	$586,306	$393,530
Participants	1,569,671	1,277,388
Rollover of participant assets from other plans	49,894	10,356
	2,205,871	1,681,274
Investment income:
Interest and dividend income	570,601	248,103
Net appreciation in fair value of investments	1,341,430	2,121,768
	1,912,031	2,369,871
	4,117,902	4,051,145
Deductions
Distributions to participants	820,052	1,841,800
Administrative fees	19,771	73,148
	839,823	1,914,948
Net additions	3,278,079	2,136,197

Net assets available for benefits at beginning of year	16,188,373	14,052,176
Net assets available for benefits at end of year	$19,466,452	$16,188,373

See accompanying notes to financial statements.

Spartan Motors Profit Sharing and Retirement Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.  Description of the Plan

The following description of the Spartan Motors Profit Sharing and Retirement Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions, which is available from the human resources department of Spartan Motors, Inc. (the Company).

General

The Plan is a defined contribution plan that covers substantially all employees of the Company who have at least 90 days of service and are 18 years or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Effective January 1, 2004, the Company changed the Plan's trustee and recordkeeper from CitiStreet Retirement Services to Fidelity Management Trust Company.

Contributions

Each year, participants may contribute up to 60% of pretax annual compensation, as defined in the Plan, subject to limitations prescribed by the Internal Revenue Code (the Code). Participants may also contribute amounts representing distributions from other qualified retirement plans. The Company may make discretionary profit-sharing contributions to the Plan each year that are allocated based on compensation to all eligible employees. The Company may also make employer matching contributions based on a percentage of participant contributions to be determined annually by the Company. Each participating employer can establish different rates of employer profit-sharing contributions.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and profit-sharing contributions, plus actual earnings thereon, are based on years of continuous service. A participant is fully vested after five years of credited service.

Spartan Motors Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

1.  Description of the Plan (continued)

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested profit-sharing contributions, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeitures of nonvested employer matching contributions are used to reduce employer matching contributions and to pay administrative expenses.

Investment Options

Participants may direct the investment of funds in their accounts to any investment option available under the Plan.

Participant Loans

A participant in the Plan may request a loan from their vested account balance. The minimum loan amount is $1,000 and the maximum amount is 50% of the vested account balance or $50,000, whichever is less. A participant may have only one loan outstanding at any time. Loans bear interest at the prime rate as of the first day of the month the loan became effective. Repayments are made by payroll deductions.

Payment of Benefits

Upon termination of service, a participant may receive a lump-sum amount or may elect to receive an annuity.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts. Upon complete or partial termination, all remaining assets in the accounts of the participants or their beneficiaries are to be distributed to them in the same proportion as their related interests.

Spartan Motors Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

2.  Significant Accounting Policies

Basis of Accounting

The Plan's financial statements are presented on the accrual basis of accounting.

Investments and Investment Income

The Plan's investments are stated at fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year end. Common stock is valued at its quoted market price on the Nasdaq Stock Market. Participant loans are stated at cost and their outstanding balances, respectively, which approximate fair value. The fair value of the participation units owned by the Plan in the common trust fund is based on quoted redemption values on the last business day of the plan year.

The change in the difference between the fair value and the cost of investments held is combined with realized gains and losses on sales of investments and reported in the statements of changes in net assets available for benefits as net realized and unrealized appreciation or depreciation in the fair value of investments. Realized gains and losses on sales of investments represent the difference between the proceeds received and the original cost of investments sold.

Spartan Motors Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

3.  Investments

The fair value of individual investments that represent 5% or more of the Plan's assets is as follows:

	December 31
	2004			2003

CitiStreet S&P 500 Index Fund**	$		*	$813,032
Columbia Acorn USA Z		1,460,568
Dreyfus Appreciation Fund			*	1,136,629
Fidelity Cap Appreciation**		1,465,304
Fidelity Diversified International**		1,296,978			*
Fidelity Equity Income**		1,603,947			*
Fidelity Freedom 2020**		1,679,765			*
Fidelity Low Pr Stock**		1,500,708			*
Fidelity Managed Income Portfolio**		2,082,780			*
Fidelity US Bond Index**		1,500,433			*
Janus Balanced Fund			*	1,349,208
Lazard Equity Portfolio			*	1,461,291
Lazard International Equity Portfolio			*	1,089,775
Scudder Large Company Growth Fund			*	1,357,289
Smith Barney Government Money Market Portfolio**			*	1,840,785
Spartan Motors, Inc. common stock**		1,494,607			*
Spartan US Equity Index		1,882,459			*
Strong Government Securities Fund			*	1,013,597

*	Asset does not exceed 5% of Plan's assets at December 31, 2004 or 2003.

**	Party-in-interest to the Plan.

Spartan Motors Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

3.  Investments (continued)

The Plan's investments (including investments bought, sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

	Years Ended December 31
	2004	2003

Mutual funds	$1,157,210	$2,291,906
Spartan Motors, Inc. common stock	184,220	(170,138)
	$1,341,430	$2,121,768

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated May 16, 2005, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5.  Transactions with Parties in Interest

Fees incurred for administrative, legal and accounting services rendered by parties in interest were based on customary and reasonable rates for such services. All expenses pertaining to the administration of the Plan were paid through forfeitures or ratably allocated against participant accounts.

6.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

Spartan Motors Profit Sharing and Retirement Plan

Notes to Financial Statements (continued)

7.  Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements at December  31, 2004 and 2003 to Form 5500:

	2004	2003

Net assets available for benefits per the financial statements	$ 19,456,228	$ 16,188,373
Amounts allocated to withdrawing participants	(13,653)	-
	$ 19,442,575	$ 16,188,373

Spartan Motors Profit Sharing and Retirement Plan

Schedule H, Line 4i-Schedule of Assets (Held at End of Year)

EIN #38-2078923        Plan #001

December 31, 2004

Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Current Value

Common trust funds:
Fidelity Managed Income Portfolio*		$2,082,780

Mutual funds:
Artisan Mid Cap Investment	28,840 shares	852,503
Columbia Acorn USA Z	57,959 shares	1,460,568
Fidelity Cap Appreciation*	56,293 shares	1,465,304
Fidelity Convertible Securities*	3,648 shares	78,792
Fidelity Equity Income*	30,389 shares	1,603,947
Fidelity Freedom 2000*	9,680 shares	116,938
Fidelity Freedom 2010*	21,026 shares	286,373
Fidelity Freedom 2015*	13 shares	142
Fidelity Freedom 2020*	120,327 shares	1,679,765
Fidelity Freedom 2025*	796 shares	8,982
Fidelity Freedom 2030*	40,529 shares	570,642
Fidelity Freedom 2040*	22,703 shares	187,756
Fidelity Freedom Income*	2,649 shares	29,857
Fidelity Low Pr Stock*	37,285 shares	1,500,708
Fidelity Real Estate Investment*	11,343 shares	335,076
Fidelity US Bond Index*	134,689 shares	1,500,433
Fidelity Value*	2,760 shares	196,757
Fidelity Diversified International*	45,286 shares	1,296,978
Spartan US Equity Index	43,921 shares	1,882,458
		15,053,979
Common stock:
Spartan Motors, Inc. common stock*	125,281 shares	1,494,607

Participant loans*	146 loans with interest rates
	ranging from 5.0% to 10.50%	712,065
		$19,343,431

*Party-in-interest to the Plan.

Exhibits:

23	Consent of Ernst & Young LLP dated June 23, 2005.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	June 29, 2005	SPARTAN MOTORS PROFIT SHARING AND RETIREMENT PLAN

		By:	/s/ James W. Knapp
James W. Knapp Chief Financial Officer and Administrator of the Spartan Motors Profit Sharing and Retirement Plan

EXHIBIT INDEX

Exhibit	Document

23	Consent of Ernst & Young LLP dated June 23, 2005.